SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ/MF): 42.150.391/0001-70

Company Registry (NIRE): 29300006939

Publicly Held Company

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

               Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6) hereby notifies its shareholders and the general market that, in accordance with the resolution taken by the Extraordinary Shareholders Meeting held on October 3, 2019 (“ESM 2019”), approval was given for the distribution of mandatory dividends, corresponding to 25% of Adjusted Net Income for the fiscal year ended December 31, 2018, in the aggregate amount of R$667,418,571.58, in compliance with Article 46, Paragraph 3 of the Bylaws of the Company, comprising the following gross amounts: (i) R$378,778,377.51, corresponding to R$0.838620027834 per common share; (ii) R$288,336,915.05, corresponding to R$0.838620027834 per class “A” preferred share; and (ii) R$303,279.02, corresponding to R$0.606279148700 per class “B” preferred share.

               In Brazil, the dividends will be paid on December 30, 2019 by the depositary bank of the shares, Itaú Corretora de Valores S.A., without any withholding of income tax, in accordance with the legislation in force, and without any remuneration or inflation adjustment, based on shareholders of record on October 3, 2019.

               The common and preferred shares issued by the Company in Brazil began trading “ex-dividends” on October 4, 2019.

               Shareholders whose registration information does not contain a tax ID number (CPF/CNPJ) or specify a bank, branch and checking account must go to one of branches of Banco Itaú offering shareholders services and provide such information.

               For more information, contact the Investfone – Shareholder Services Center by telephone at 55 (11) 3003-9285 in state capitals and metropolitan areas and at 0800 720 9285 in other locations, or go to a bank branch offering shareholder services.

               For the holders of Braskem’s American Depositary Receipts (ADRs), the dividends will be paid by the Bank of New York Mellon, the depositary bank. The record date, payment date and other information for the ADRs are available at www.adrbnymellon.com.

Camaçari, December 18, 2019

Braskem S.A.

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.